1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
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www.dechert.com

SHAYNA GILMORE

shayna.gilmore@dechert.com
+1 202 261 3362 Direct
+1 202 261 3091 Fax

March 6, 2019

Via Edgar

Ms. Samantha A. Brutlag
Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Funds (File Nos. 033-07647 and 811-04782) (the “Registrant”)

Dear Ms. Brutlag,

This letter responds to a comment that you provided to me in a telephonic conversation on Thursday, January 31, 2019 regarding your review of Post-Effective Amendment No. 229 (“PEA No. 229”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission on December 21, 2018. PEA No. 229 was filed on behalf of the Registrant for the purpose of incorporating a proposal to remove a fundamental investment restriction of the HSBC U.S. Government Money Market Fund (the “Fund”), which was approved by shareholders of the Fund at a meeting held on March 9, 2018. We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Please explain supplementally why the Fund’s “Total Annual Fund Operating Expenses” have been restated.

Response: The Registrant respectfully submits that the Fund’s “Total Annual Fund Operating Expenses” have been restated to reflect the Fund’s current Expense Limitation Agreement and current operating expenses.

*          *          *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3362 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Best regards,

/s/ Shayna Gilmore

Shayna Gilmore

cc:	Richard A. Fabietti, President, HSBC Funds, and Senior Vice President, Head of Product Management, HSBC Global Asset Management (USA) Inc.

James M. Curtis, Chief Legal Officer, HSBC Funds, and Associate General Counsel, HSBC Technology & Services (USA) Inc.

David J. Harris, Dechert LLP

Brenden P. Carroll, Dechert LLP